August 24, 2023 Via EDGAR
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WISCONSIN  53202-5306
414.271.2400 TEL
414.297.4900  FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
082961-0150

Ms. Christina DiAngelo Fettig Mr. Jay Williamson U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	Hennessy Funds Trust – Withdrawal Request Filing Made Under Wrong File Number
Ladies and Gentlemen:
Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Hennessy Funds Trust (Investment Company Act File No. 811-07168, the “Registrant”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the filing inadvertently made under File Number 033-52154 of the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (the “Pre-Effective Amendment”), as the correct File Number for the Pre-Effective Amendment is 333-272430.  The filing under the incorrect File Number was made on August 22, 2023.
The Registrant confirms that the Registration Statement on Form N-14, File Number 333-272430 (the “Registration Statement”), has not yet become effective, no securities have yet been sold pursuant to the Registration Statement and the proxy statement and prospectus contained in the Registration Statement has not yet been distributed.  The Pre-Effective Amendment has now been correctly filed under File Number 333-272430, and the previously filed request for effectiveness of the Registration Statement on August 25, 2023 remains in place.

Please call the undersigned at (414) 297-5596 should you have any questions regarding this filing.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer